CompoSecure, Inc.

309 Pierce Street
Somerset, New Jersey 08873

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549

Attn:	Eddie Kim and Daniel Duchovny

	RE:	CompoSecure, Inc.
Schedule TO-I filed October 9, 2024
File No. 005-91886

Dear Mr. Kim and Mr. Duchovny:

This letter sets forth the response of CompoSecure, Inc. (the “Company”, “we” or “us”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Company on October 21, 2024, with respect to the above-referenced Schedule TO-I (the “Schedule TO”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Schedule TO-I filed October 9, 2024

Cautionary Note Regarding Forward-Looking Statements, page C-1

1.	We note the reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on Page C-1 of the Fundamental Change Company Notice appended as Exhibit (a)(1) of the Schedule TO (the “Fundamental Change Company Notice”) to remove the reference to the Private Securities Litigation Reform Act of 1995.

The Company’s Obligation to Repurchase the Notes, page C-2

2.	We note your disclosure that “[t]he Company reserves the right, but does not intend, to extend the period that Holders have to exercise the Fundamental Change Repurchase Right, subject to the terms of the Indenture and applicable law.” Please revise to explain how the period could be extended. See Item 4 of Schedule TO and Item 1004(a)(1)(v) of Regulation M-A. Please also revise to disclose that notice of any extension will be issued no later than 9:00 a.m. Eastern time, as required by Exchange Act Rule 14e-1(d).

Response:

The Company respectfully acknowledges the Staff’s comment. The Fundamental Change Repurchase Date of November 29, 2024 is the latest possible repurchase date pursuant to the Fundamental Change Repurchase Right permitted under the Indenture. Accordingly, the Company has revised the disclosure on page C-2 of the Fundamental Change Company Notice to remove the sentenced quoted in the Staff’s comment.

Payment for Notes delivered for Repurchase; Source and Amount of Funds, page C-6

3.	Please disclose the existence of any alternative financing plans or arrangements in the event that the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General Instruction E and Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on Page C-7 of the Fundamental Change Company Notice to state that there are no alternative financing plans or arrangements in place to pay the offer consideration and related fees and expenses.

Right of Withdrawal, page C-6

4.	Refer to the last sentence under this section. Please revise to remove the implication that note holders may not challenge your determination in a court of competent jurisdiction.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page C-6 of the Fundamental Change Company Notice.

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Agreements Involving the Company’s Notes, page C-7

5.	We note your reference to “Parent’s filings with the SEC, including agreements relating to Parent’s Class A Common Stock, or as otherwise previously publicly announced.” Please revise to provide disclosure required by Item 1005(e) of Regulation M-A as to such “filings” and “agreements,” and, to the extent applicable, attach them as exhibits. See Item 5 of Schedule TO, Item 1005(e) of Regulation M-A, Item 12 of Schedule TO, and Item 1016(d) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page C-7 of the Fundamental Change Company Notice and Item 12, Exhibits, of the Schedule TO.

Additional Information, page C-11

6.	We note your reference to “the SEC public reference room” and to the “Public Reference Section of the SEC” and your disclosure that, among other things, the tender offer materials “may be examined and copies may be obtained at the same places and in the same manner as set forth above.” The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page C-11 of the Fundamental Change Company Notice.

7.	We note that you attempt to incorporate by reference “[a]ll documents filed with (but not furnished to) the SEC by Parent pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of the Fundamental Change Company Notice through, and including, the Fundamental Change Expiration Date” (emphasis added). Please note that Schedule TO does not specifically permit “forward incorporation” by reference. To the extent that additional filings are made, you must amend the Schedule TO to specifically incorporate them by reference. Refer to General Instruction F to Schedule TO which specifies how you may incorporate by reference in a Schedule TO. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page C-11 of the Fundamental Change Company Notice accordingly.

* * * * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at (212) 373-3000.

Very truly yours,

/s/ John C. Kennedy
John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP

cc: Steven J. Feder, CompoSecure, Inc.

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